CUSIP No. 832653 10 9                                               Page 1 of 5


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No._____)

                           SMITHWAY MOTOR XPRESS CORP.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   832653 10 9
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement | |


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CUSIP No. 832653 10 9                                               Page 2 of 5




1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons
                                           WILLIAM G. SMITH  SS# ###-##-####+
                                            MARLYS L. SMITH SS# ###-##-####+

2)       Check the Appropriate Box if a Member of a Group    N/A

                  (a)  |__|

                  (b)  |__|

3)       SEC Use Only


4)       Citizenship or Place of Organization:   UNITED STATES OF AMERICA

Number of                  5)       Sole Voting Power 2,354,578*
                                                      ---------
Shares
Beneficially               6)       Shared Voting Power       0
                                                           ----
Owned by
Each Reporting             7)       Sole Dispositive Power 2,354,578*
                                                           ---------
Person
With                       8)       Shared Dispositive Power    0
                                                             ----


9)       Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,578*
                                                                      ---------


10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  N/A
                                                                           ---


11)      Percent of Class Represented by Amount in Row 9        47.1 %*
                                                         --------------


12)      Type of Reporting Person    IN

     +All shares collectively are held by William G. and Marlys L. Smith as joint tenants with right of survivorship, with the exception of 30,088 shares and 1,157 shares [926 vested shares] of Class A Common Stock allocated to the account of Mr. and Mrs. Smith, respectively, under the Company's ESOP.

     *Includes (i) 30,088 shares and 1,157 shares [926 vested shares] of Class A Common Stock allocated to the account of Mr. and Mrs. Smith, respectively, under the Company's ESOP, (ii) 190,000 shares of Class A Common Stock registered in the name of Melissa Osterberg, as voting trustee, for the Smith Family Limited Partnership, and beneficial ownership of such securities is disclaimed, and
(iii) 1,000,000 shares of Class B Common Stock held by William G. and Marlys L. Smith as joint tenants with right of survivorship. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. and Mrs. Smith control stock possessing 55.9% of the combined voting power of all outstanding Smithway stock. Mr. and Mrs. Smith are referred to as the "Reporting Person."

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CUSIP No. 832653 10 9                                               Page 3 of 5


                                  SCHEDULE 13G


Item 1.

         a.  Name of Issuer:                        Smithway Motor Xpress Corp.
         b.  Address of Issuer's Principal Executive Offices:
                                                                 Rural Route #5
                                                           Fort Dodge, IA 50501


Item 2.

         a.  Name of Person Filing:             William G. and Marlys L. Smith+
         b.  Address of Principal Business Office:
                                                                 Rural Route #5
                                                          Fort Dodge, IA  50501

         c.  Citizenship:                              United States of America

         d.  Title of Class of Securities:                 Class A Common Stock

         e.  CUSIP Number:                                          832653 10 9
                                                                    -----------


     Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the Person filing is
         a :      N/A


Item 4.  Ownership.  The following information pertains as of December 31, 1996:

         a.  Amount Beneficially Owned:              2,354,578 shares*
         b.  Percent of Class:                       47.1%*
         c.  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:         2,354,578*
             (ii)  shared power to vote or to direct the vote:                0
             (iii) sole power to dispose or to direct the disposition
                   of:                                               2,354,578*
             (iv) shared power to dispose or to direct the disposition of:    0

    +All shares collectively are held by William G. and Marlys L. Smith as joint tenants with right of survivorship, with the exception of 30,088 shares and 1,157 shares [926 vested shares] of Class A Common Stock allocated to the account of Mr. and Mrs. Smith, respectively, under the Company's ESOP.

     *Includes (i) 30,088 shares and 1,157 shares [926 vested shares] of Class A Common Stock allocated to the account of Mr. and Mrs. Smith, respectively, under the Company's ESOP, (ii) 190,000 shares of Class A Common Stock registered in the name of Melissa Osterberg, as voting trustee, for the Smith Family Limited Partnership, and beneficial ownership of such securities is disclaimed, and
(iii) 1,000,000 shares of Class B Common Stock held by William G. and Marlys L. Smith as joint tenants with right of survivorship. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. and Mrs. Smith control stock possessing 55.9% of the combined voting power of all outstanding Smithway stock. Mr. and Mrs. Smith are referred to as the "Reporting Person."




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CUSIP No. 832653 10 9                                               Page 4 of 5

Item 5.  Ownership of Five Percent or Less of a Class.                      N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.   N/A

     Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.               N/A

Item 8.  Identification and Classification of Members of the Group.         N/A

Item 9.  Notice of Dissolution of Group.                                    N/A

Item 10. Certification.                                                     N/A

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             February 14, 1997
                             --------------------------------------------------
                             Date


                             /s/ William G. Smith
                             --------------------------------------------------
                             Signature


                             William G. Smith, Chairman of the Board, President and Chief Executive Officer
                             Name and Title



                             February 14, 1997
                             --------------------------------------------------
                             Date


                             /s/ Marlys L. Smith
                             --------------------------------------------------
                             Signature


                             Marlys L. Smith
                             Name and Title




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CUSIP No. 832653 10 9                                               Page 5 of 5

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and any amendments thereto. All shares of Class A and Class B Common Stock are held by William G. and Marlys L. Smith, joint tenants with right of survivorship.

                             February 14, 1997
                             --------------------------------------------------
                             Date


                             /s/ William G. Smith
                             --------------------------------------------------
                             Signature


                             William G. Smith, Chairman of the Board, President and Chief Executive Officer
                             Name and Title



                             February 14, 1997
                             --------------------------------------------------
                             Date


                             /s/ Marlys L. Smith
                             --------------------------------------------------
                             Signature


                             Marlys L. Smith
                             Name and Title



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